Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 4, 2013

Relating to the Preliminary Prospectus dated April 2, 2013

Registration Statement No. 333-187693

EMPIRE RESORTS FILES REGISTRATION STATEMENT

FOR PLANNED RIGHTS OFFERING

$11.4 Million Offering

Monticello, New York, April 4, 2013—Empire Resorts, Inc. (NASDAQ-GM:NYNY) today announced that it plans to commence a rights offering of common stock to the holders of its common stock and Series B Preferred Stock, which, if fully subscribed, will produce gross proceeds to the Company of approximately $11.4 million. The Company expects to utilize the estimated net proceeds of the rights offering of approximately $11.1 million to fund certain costs of its development project at the site of the former Concord Resort in Sullivan County, New York, which costs may include permitting, infrastructure and shared master planning costs and expenses, and for general corporate working capital purposes.

The Company has also reached an agreement in principle with Kien Huat Realty III Limited (“Kien Huat”), the Company’s largest stockholder, for the execution of a standby purchase agreement, whereby Kien Huat would exercise the subscription rights it receives pursuant to the rights offering within ten days of grant. In addition, Kien Huat would exercise all rights not otherwise exercised by the other holders in the rights offering to acquire up to one share less than 20% of the Company’s issued and outstanding common stock on the date of such purchase. However, such agreement in principal is not binding and Kien Huat is not legally obligated to exercise such rights until a standby purchase agreement is executed by the parties.

The Company filed on April 3, 2013 with the Securities and Exchange Commission a registration statement covering the transaction and the distribution of rights and commencement of the rights offering is expected to occur promptly following the effectiveness of that registration statement.

The Company plans to distribute to its common stock holders and Series B Preferred Stock holders one non-transferable right to purchase one share of common stock at a subscription price of $1.8901 per share for each five shares of common stock owned, or into which their Series B Preferred Stock is convertible, on April 8, 2013, the record date for the offering. In addition to being able to purchase their pro rata portion of the shares offered based on their ownership as of April 8, 2013, stockholders may oversubscribe for additional shares of common stock.

Registration Statement

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company or our information agent, MacKenzie Partners, Inc., will arrange to send you the prospectus if you request it by calling toll-free (800) 322-2285.

Cautionary Statement Regarding Forward Looking Information

Statements in this press release that are not historical facts are “forward-looking statements” that may involve material risks and uncertainties. The company wishes to caution readers not to place undue reliance on such forward-looking statements, which statements are made pursuant to the Private Securities Litigation Reform Act of 1995, and as such, speak only as of the date made. For a full discussion of risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see “Risk Factors” in the company’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on April 3, 2013.

About Empire

Empire Resorts, Inc. owns and operates, through its subsidiary Monticello Raceway Management, Inc., the Monticello Casino and Raceway, a harness racing track and casino located in Monticello, New York, and is 90 miles from midtown Manhattan.

Contact:

Charles Degliomini

Empire Resorts, Inc.

845-807-0001

cdegliomini@empireresorts.com